SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date: May 13, 2010	Commission File Number: 001-32562
STANTEC INC.
(Registrant’s name)

10160 - 112 Street
Edmonton, Alberta
Canada T5K 2L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This form 6-K, dated May 13, 2010, is specifically incorporated by reference into Stantec Inc.'s Registration Statement on Form F-10 (Registration No. 333-166596), its Registration Statement on Form S-8 (Registration No. 333-143084) and its Registration Statement on Form S-8 (Registration No. 333-143082).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stantec Inc.

Date: May 13, 2010	By:	/s/ Dan Lefaivre
Dan Lefaivre
Sr. Vice President & CFO

Documents Included as Part of this Report
EXHIBIT INDEX
No.	Document

99.1	Stantec Inc. 2010 First Quarter Report
99.2	CEO Certification
99.3	CFO Certification